SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RESTAURANT BRANDS INTERNATIONAL INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

76131D103

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131D103

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,500,021 (1)
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,500,021 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,500,021 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

Includes (a) 25,119,016 common shares (“Common Shares”) of Restaurant Brands International Inc. (the “Issuer”) and (b) 381,005 Common Shares of the Issuer issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (“Exchangeable Units”) beneficially owned by Pershing Square Capital Management, L.P.

(2)

This calculation is based on 300,161,676 Common Shares outstanding as of April 24, 2020, as reported in the Issuer’s 10-Q filed on May 1, 2020 for the quarterly period ended March 31, 2020 (the “Form 10-Q”), plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Pershing Square Capital Management, L.P.

CUSIP No. 76131D103

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,500,021 (1)
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,500,021 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,500,021 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) 25,119,016 Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by PS Management GP, LLC.
(2)

This calculation is based on 300,161,676 Common Shares outstanding as of April 24, 2020, as reported in the Issuer’s Form 10-Q, plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by PS Management GP, LLC.

CUSIP No. 76131D103

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,561,548 (1)
	8	SHARED VOTING POWER 25,500,021 (1)
	9	SOLE DISPOSITIVE POWER 3,561,548 (1)
	10	SHARED DISPOSITIVE POWER 25,500,021 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,061,569 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) in the case of sole voting and dispositive power, 3,561,548 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman, (ii) in the case of shared voting and dispositive power, (a) 25,119,016 Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman and (iii) in the case of aggregate amount beneficially owned, 3,942,553 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman.

(2)

This calculation is based on 300,161,676 Common Shares outstanding as of April 24, 2020, as reported in the Issuer’s Form 10-Q, plus 3,942,553 Common Shares issuable on exchange of Exchangeable Units beneficially owned by Mr. Ackman.

This amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on May 4, 2020 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 1, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relating to the common stock, no par value (the “Common Stock”), of Restaurant Brands International Inc., corporation continued under the laws of Canada (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

The second paragraph of Item 1 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“The Reporting Persons (as defined herein) beneficially own, in the aggregate, 29,061,569 shares of Common Stock (the “Subject Shares”), which number includes: (i) 25,119,016 shares of Common Stock, and (ii) 3,942,553 shares of Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (“Exchangeable Units”). The number of Fund Subject Securities beneficially owned by Pershing Square and PS Management, and the number of Ackman Subject Securities beneficially own by Mr. Ackman has not changed (as further detailed in the footnotes to the cover pages).”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On June 1, 2020, PSH purchased 9,038,993 shares of Common Stock for an aggregate purchase price of $397,525,271 pursuant to forward purchase contracts described in the Original Schedule 13D. The source of funding for such purchases is the respective capital of PSH.”

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“(c) Exhibit 99.2 to the Original Schedule 13D and Exhibit 99.5 filled herewith, which are incorporated by reference, describe all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2 and Exhibit 99.5, no reportable transactions were effected by any Reporting Person within the last 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“As a result of the settlement of the forward purchase contracts as described in Item 3, the Pershing Square Funds are no longer parties to forward purchase contracts.”

Item 7.	Material to be Filed as Exhibits

Exhibit 99.5	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2020

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of May 4, 2020, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Registration Rights Agreement.*

Exhibit 99.5	Trading data.

*	Previously filed